VISIONS ANALYSIS LLC
(A Wholly Owned Subsidiary of Visions Federal Credit Union)
Financial Statements and Supplemental Schedules

As of December 31, 2024

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2024

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SEC FILE NUMBER
8-69898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Visions Analysis LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

24 Mckinley Avenue
(No. and Street)

Endicott	NY	13760
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEVEN C BENDER	(646) 290-7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	NY	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/2/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Jeffrey Thatcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Visions Analysis LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIEL GUILFOYLE
Notary Public, State of New York
No. 01GU0031029
Qualified in Broome County
Commission Expires November 15, 2028

Notary Public

Signature:

Title: CEO

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Visions Analysis LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Visions Analysis LLC as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Visions Analysis LLC's management. Our responsibility is to express an opinion on Visions Analysis LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Visions Analysis LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Visions Analysis LLC's financial statements. The supplemental information is the responsibility of Visions Analysis LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Visions Analysis LLC’s auditor since 2022.
New York, New York
February 19, 2025

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS	
Cash and cash equivalents	$ 1,589,150
Bank certificates of deposit	5,244,044
Intangible assets - net	2,843,476
Operating lease right-of-use asset	584,342
Commission receivable	108,331
Furniture and equipment - net	33,091
Prepaid expenses	40,031
Investment securities	196,492
TOTAL ASSETS	$ 10,638,957
LIABILITIES	
Due to Visions Federal Credit Union	$ 514,509
Deferred revenue	214,583
Accounts payable and accrued expenses	387,677
Operating lease liability	602,700
TOTAL LIABILITIES	1,719,469
MEMBER'S EQUITY	
Capital	6,605,025
Retained earnings	2,314,463
TOTAL MEMBER'S EQUITY	8,919,488
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 10,638,957

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

REVENUES	
Advisory fees	$ 4,708,283
Mutual fund	806,100
Variable annuities	1,338,896
Other income	404,654
TOTAL REVENUES	7,257,933
EXPENSES	
Compensation and benefits	3,967,395
Commission paid to other broker/dealers	47,752
Occupancy and equipment	223,225
Travel and entertainment	66,254
Professional fees	122,186
Regulatory and exchange fees	263,354
Professional and administrative services	243,480
Dues and subscriptions	49,790
Intangible asset amortization	679,366
Other expenses	423,093
TOTAL EXPENSES	6,085,895
NET INCOME	$ 1,172,038

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Retained Earnings	Capital	Total
Balance - January 1, 2024	$ 1,142,425	$ 6,605,025	$ 7,747,450
Net Income	1,172,038	-	1,172,038
Balance - December 31, 2024	$ 2,314,463	$ 6,605,025	$ 8,919,488

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,172,038
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	23,866
Intangible asset amortization	679,366
Noncash lease expense	3,031
Unrealized gain on investment securities	(18,502)
Interest earned on bank certificates of deposit	(174,039)
Increase in prepaid expenses	(17,452)
Increase in commission receivable	(39,311)
Increase in due to Visions Federal Credit Union	126,903
Decrease in deferred revenue	(50,000)
Decrease in accounts payable and accrued expenses	67,107
Net cash provided by operating activities	1,773,007
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of investment securities	(25,000)
Purchases of office furniture	(7,112)
Purchases of bank certificates of deposit	(1,000,000)
Net cash used in investing activities	(1,032,112)
NET INCREASE IN CASH AND CASH EQUIVALENTS	740,895
CASH AND CASH EQUIVALENTS:	
Cash and cash equivalents - January 1, 2024	848,255
Cash and cash equivalents - December 31, 2024	$ 1,589,150

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Visions Federal Credit Union (the "Credit Union"). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey. The Company provides these services through its relationship with LPL Financial. See Note 2.

The Company is a non-carrying broker-dealer and has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker-dealer and the Company.

Since the Company's operations as a limited-purpose securities broker-dealer began on August 25, 2017, the Company has funded a portion of its operations and strategic acquisitions through capital contributions from the Credit Union, the Company's parent. Accordingly, future operations may be dependent on continued support from the parent Credit Union.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts on deposit at these financial institutions exceeded federally insured limits by $1,339,150 on December 31, 2024. All short-term investments with an original maturity of three months or less are cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value Measurements

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition, including receivables and payables, approximate their carrying value as such financial instruments are short term in nature.

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements* based on the priority of the inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation techniques as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that an entity has the ability to access.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

The Company records investment securities at fair value with the valuations from quoted market prices and are considered Level 1 inputs in the fair value hierarchy.

<u>Investment Securities</u>

The Company's investment securities consist of mutual funds and relate to the Company's 409a plan as discussed in Note 9.

Investment securities are exposed to various risks such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the Company's account balances and the amounts reported on the statement of financial condition.

<u>Revenue from Contracts with Customers</u>

The majority of the Company's revenues come from commission revenue and fees related primarily to the sale of investment services and products (identified as Revenue from Advisory fees, Mutual fund, Variable annuities, and Other income on the Statement of Operations). These services and products are offered to customers by LPL Financial for which the Company provides locations that are designated as LPL Financial branches, registered representatives, and related infrastructure. Revenues are recorded and settled on a monthly basis with LPL Financial based on the completion by LPL Financial of investment services and products to customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

LPL Financial provides brokerage, investment advisory, and insurance products to Credit Union members and non-members. The Company provides locations that are designated as LPL Financial branches, registered representatives, and related infrastructure. The single performance obligation is for the Company to provide locations for LPL branches and the infrastructure for such services to be rendered. The Company has no performance obligations related to the actual customer trade. The Company's sole performance obligation is to LPL Financial and it is performed as the Company's employees are permitted to render broker-dealer services. The transaction price is determined as a fixed payout percentage calculated on each transaction cleared by LPL Financial.

Commissions receivable consists of funds due from LPL Financial based on the completion by LPL of investment services and products to customers. Commissions receivable began the period with a balance of $69,020 and was $108,331 as of December 31, 2024.

LPL Financial provided a growth payment of $350,000 at the execution of a seven-year agreement extension, effective June 16, 2021, with the Company. Revenue is recognized equally over the period of the contract extension and was $50,000 for the year ended December 31, 2024 and is included in other income on the statement of operations.

Segment Reporting

Effective January 1, 2024, the Company adopted ASC Topic 280, *Segment Reporting* ("ASC 280"). ASC 280 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The Company is required to provide all annual disclosures about reportable segment profit or loss and assets as required by ASC 280 for interim periods.

In accordance with ASC 280, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASC 280 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASC 280 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising Expense

Advertising costs are expensed as incurred. Total advertising expense was $138,889 for the year ended December 31, 2024 and is included in other expenses on the statement of operations.

Furniture and Equipment – Net

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated over a one to ten-year period.

Intangible Assets

The Company accounts for intangible assets subsequent to their acquisition. Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

Leases

The Company accounts for leases in accordance with ASC 842, Leases and it recognizes right of use (“ROU”) assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations. As of December 31, 2024, the remaining ROU assets and lease liabilities amounted to $584,342 and $602,700, respectively.

The Company’s operating lease agreements are comprised of two real estate leases. ROU assets represent the Company’s right to use the underlying asset for the remaining lease term and lease liabilities represent the Company’s obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities are recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company’s leases do not provide an implicit interest rate, and the implicit interest rate is not readily determinable, the Company calculated its Incremental Borrowing Rate (“IBR”) in accordance with ASC 842. The present value of the lease payments was determined using the range of 2.29 - 3.78% IBR.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Income

Other income predominately includes commissions charges for securities products from brokerage accounts held at LPL Financial and administrative and consulting fees charged between the Company and the Credit Union.

Other income includes the recognized amount of a growth and hiring payment from LPL Financial of $100,000 as the result of an agreement extension with the Company.

The following table presents Other Income by major source for the year ended December 31, 2024:

Other Income	
Commissions Revenue from LPL	$90,619
Interest income on bank certificates of deposit	174,039
Management Consulting Fees (Note 7)	39,996
Payments from LPL Financial regarding Growth and Hiring	100,000
Total Other Income	$404,654

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2024, management has determined that the Company has no uncertain tax positions.

Deferred Revenue

LPL Financial provided a growth payment of $350,000 at the execution of a seven-year agreement extension, effective June 16, 2021, with the Company. This payment has been recorded as Deferred Revenue and will be recognized as income equally over the period of the contract extension. At December 31, 2024, the balance of Deferred Revenue is $214,583 and is included as a Liability on the Statement of Financial Condition.

NOTE 3 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Commissions
The Company provides locations that are designated as LPL Financial branches, registered representatives and related infrastructure to facilitate the sale of LPL Financial products and services to Credit Union members and non-members. Upon the completion by LPL Financial of all customer transactions and advisory services rendered through these locations the Company receives a commission from LPL Financial on a monthly basis. The performance obligation to LPL Financial is satisfied and commission income is recognized at that point in time.

The following table presents revenue by major source and disaggregated by the type of investment services or products for the year ended December 31, 2024:

Revenue from contracts with customers	
Commissions	
Advisory fees	$4,708,283
Mutual fund	806,100
Variable annuities	1,338,896
Other income	404,654
Total commissions revenue	$7,257,933

NOTE 4 – SINGLE REPORTABLE REVENUE SEGMENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment advisory, agency transactions, and insurance products. The Company has identified its Chief Executive Officer as the chief operating decision maker ("COMD"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the COMD manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as described in the summary of significant accounting policies (see Note 2).

NOTE 4 – SINGLE REPORTABLE REVENUE SEGMENTATION (continued)

The following table presents the segment revenue and significant expenses for the year ended December 31, 2024

	2024
Revenue	$7,257,933
Less:	
Employee compensation and benefits	3,967,395
Commissions paid to other broker/dealers	47,752
Occupancy and equipment	223,225
Travel and entertainment	66,254
Professional fees	122,186
Regulatory and exchange fees	263,354
Professional and administrative services	243,480
Dues and subscriptions	49,790
Intangible asset amortization	679,366
Other Expenses	423,093
Net income	$1,172,038

Other expenses include promotions, office supplies, pension costs, post-retirement medical expenses, and various other overhead expenses.

The following table presents the other required segment disclosures for the year ended December 31, 2024

	2024
Other segment disclosures	
Revenue from external customers	$ 6,943,898
Dividend income	174,039
Management consulting fees	39,996
LPL Financial growth and hiring payments	100,000
Total Revenues	$ 7,257,933
Interest expense	0
Depreciation and amortization	705,756
Noncash financing activity – asset leasing	3,031
Segment assets	10,638,957
Expenditures for segment assets	$7,112

NOTE 5 – FURNITURE AND EQUIPMENT – NET

Furniture and equipment at December 31, 2024 consist of the following:

Furniture and equipment	$ 108,084
Less: Accumulated depreciation and amortization	74,993
Furniture and Equipment – Net	$ 33,091

Depreciation expense was $23,866 for the year ended December 31, 2024.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets, net of amortization, consisted of the following at December 31, 2024:

Intangible assets – customer lists	$2,834,976
Intangible assets – goodwill	8,500
Total	$2,843,476

The gross carrying value of intangible assets was $6,593,655 and accumulated amortization was $3,750,179 at December 31, 2024. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, with useful lives ranging from 9 to 10 years, and was $679,366 for the year ended December 31, 2024.

NOTE 6 – INTANGIBLE ASSETS (continued)

Future amortization expense for customer list intangibles at December 31, 2024 are as follows:

2025	$ 679,365
2026	639,366
2027	439,366
2028	439,366
2029	439,366
Thereafter	206,647
Total	$2,843,476

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company is involved in customer disputes in the normal course of its securities business. Resolution of disputes has not had a material adverse effect on the Company's financial position for the year ended December 31, 2024.

NOTE 8 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Credit Union, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000.

Pursuant to agreements between the Company and the Credit Union, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $243,480 and the cost of office space of $66,288 for the year ended December 31, 2024. The cost of allocated office space is included in occupancy and equipment expense and the cost of professional and administrative services is included as an eponymous expense on the Statement of Operations.

Pursuant to agreements between the Company and the Credit Union, the Credit Union is charged by the Company for administrative and consulting services of $39,996 for the year ended December 31, 2024. The revenue is included in other income on the Statement of Operations.

Pursuant to agreements between the Company and the Credit Union, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of net intercompany payable was $514,509 at December 31, 2024. For the year ended December 31, 2024, the Company reported expenses of $5,111,724 and paid a total of $4,984,821 to the Credit Union.

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $108,851 for the year ended December 31, 2024 which is included in compensation and benefits expense and other expenses on the Statement of Operations.

The Company's qualifying personnel are covered under a medical benefit plan sponsored by the Credit Union. The Company was allocated net expenses of $147,916 for the year ended December 31, 2024 which is included in compensation and benefits expense on the Statement of Operations. The Credit Union provides employee benefit plans for employees of the Company as disclosed in Note 8.

NOTE 9 – EMPLOYEE BENEFITS

Defined Benefit Plan

The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The net effect of the Company's participation in the Credit Union's defined benefit plan was $75,449 for the year ended December 31, 2024 and included in compensation and benefits and other expenses on the statement of operations.

Defined Contribution Plan

The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $23,000 per year. If age 50 or older, a participant may defer an additional $7,500 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company was $106,153 for the year ended December 31, 2024 and included in compensation and benefits on the statement of operations.

409(a) Plan

Deferred Compensation Plan – The Company has a non-qualified deferred compensation plan for qualified employees. The Company does not contribute to this plan. The deferred compensation accounts are shown as both assets and liabilities on the Company's financial statements and are available to creditors in the event of the Company's liquidation. The balance of the deferred compensation assets is $196,492 and the deferred compensation payable is $196,492 as of December 31, 2024 and included in investment securities and accounts payable and accrued expenses on the statement of financial condition. For the year ended December 31, 2024, dividend income of $19,341 and unrealized loss of $838 are included in other expenses on the statement of operations.

The following table summarizes plan assets measured at fair value at December 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1	Level 2	Level 3	Fair Value
Assets:				
409(a) Non-Qualified;				
Mutual Funds	$196,492	$	$	$196,492
Total	$196,492	$	$	$196,492

NOTE 9 - EMPLOYEE BENEFITS (continued)

Post-Retirement Medical Benefit Plan

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Company was allocated expenses of $33,402 for the year ended December 31, 2024 and included in compensation and benefits on the statement of operations.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company's net capital was $2,157,499 which was $2,081,824 in excess of its required net capital of $75,675. The Company's aggregate indebtedness to net capital ratio was 0.52 to 1.

NOTE 11 – LEASES

The Company has a noncancelable operating lease for office space with a commencement date of May 7, 2022. This operating lease has a remaining term of seven years four months, which include an option to extend the lease for one renewal period of five years. The option to renew is included in the current lease term as the Company believes it is reasonably certain that the renewal option will be exercised. Monthly lease expense is recognized as the calculated average lease payment over the term of the lease.

The Company has a noncancelable operating lease for office space with a commencement date of January 1, 2020. This operating lease has a remaining term of six years, which include an option to extend the lease for one renewal period of five years. The option to renew is included in the current lease term as the Company believes it is reasonably certain that the renewal option will be exercised. Monthly lease expense is recognized as the calculated average lease payment over the term of the lease. The Company made payments of $68,564 for amounts included in the measurement of lease liabilities for the year ended December 31, 2024.

Operating Leases:

Operating lease right-of-use assets	$ 584,342
Operating lease liabilities	602,700
Weighted average discount rate	3.08%
Weighted average remaining lease term	9.08 Years

NOTE 11 – LEASES (continued)

Maturities of the lease liability under the noncancelable operating leases at December 31, 2024 are as follows:

2025	$ 69,695
2026	70,840
2027	73,629
2028	75,654
2029	76,915
Thereafter	315,265
Total undiscounted lease payments	681,988
Less: discount to net present value	79,288
Total operating lease liability	$ 602,700

The discount rate used for the present value calculations is the Company's incremental borrowing rate at the time the lease is executed.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 19, 2025, the date the financial statements were issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

NET CAPITAL:		
Member's equity		$ 8,919,488
Less: non-allowable assets		
Intangible assets	$ 2,843,476	
Commission receivable	108,331	
Furniture and equipment - net	33,091	
Prepaid expenses	40,031	
Investment securities	196,492	
		3,221,421
Less: excess CD position		3,534,624
Net capital before haircuts on securities positions		2,163,443
Less: Haircuts and exempted securities		5,944
NET CAPITAL		$ 2,157,499
AGGREGATE INDEBTEDNESS		$ 1,135,127
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 75,675
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 75,675
EXCESS NET CAPITAL ($2,157,499 - $75,675)		$ 2,081,824
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1,135,127 / $ 2,157,499	52.61%

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited FORM X-17A-5 Part IIA Focus filing as of December 31, 2024.

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2024

The Company has no possession or control obligation under SEA Rule 15c3-3(b) or reserve deposit obligation under SEA Rule 15c3-3(e) because its business is limited to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Visions Analysis LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Visions Analysis LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Visions Analysis LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Visions Analysis LLC limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer. In addition, Visions Analysis LLC did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Visions Analysis LLC; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Visions Analysis LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Visions Analysis LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Visions Analysis LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Citrin Cooperman & Company, LLP

New York, New York
February 19, 2025

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Rule 15c3-3 Exemption Report

December 31, 2024

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving a percentage of commissions earned by its employees who are associated persons of a third-party broker/dealer and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Visions Analysis LLC

I, Jeffrey Thatcher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chief Executive Officer